

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 7, 2016

Donna Rayburn
President
Markham Woods Press Publishing Co., Inc.
1756 Saddleback Ridge Rd.
Apopka, FL 32703

> **Re:** **Markham Woods Press Publishing Co., Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 13, 2016**
> **File No. 333-206079**

Dear Ms. Rayburn:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comment in our December 7, 2015 letter.

General

1. Please update your disclosure on page 1. In this regard, we note your disclosure regarding your auditor's going concern opinion in its report on your audited financial statement for the fiscal year ended December 31, 2014.

Description of Our Business, page 17

2. We note your response to our prior comment 1 that you have not yet determined the amount you intend to charge for subscriptions or the types of subscriptions you intend to offer. Please include this disclosure in your prospectus.

Executive Compensation, page 21

3. We note your disclosure on page F-8 that on July 7, 2015, you issued 30,000,000 shares of common stock to your sole officers and director for services rendered. Please revise your executive compensation section accordingly.

Certain Relationships and Related Transactions, page 21

4. Please revise the second paragraph of this section to identify the related parties. In addition, please disclose the amount of each note and the number of shares of common stock that each note represents pursuant to the conversion formula disclosed on page 21.

Principal Shareholders, page 21

5. We note your revised disclosure regarding Mr. Meadow's beneficial ownership in your company due to his convertible note. Please revise your prospectus summary section to include a brief description of Mr. Meadow's note, the number of shares he will hold if he converts his notes at the current conversion price and the potential change in control.

You may Amy Geddes contact at (202) 551-3304 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Lyn Shenk for

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Harold P. Gewerter, Esq.
        Gewerter & Dowling